Exhibit 99.1

Tier 1 South Africa Bank Expands its Use of Sapiens Life Suite with Addition of Annuities and Funeral Business

The successful production of the Sapiens policy administration environment prompts the addition of more lines of business

Holon, Israel– November 20, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that a tier 1 South Africa bank has chosen to expand its use of the Sapiens policy administration suite for life insurance. Originally choosing Sapiens to help launch its new life insurance company in 2015, the financial institution was already successfully in production with Sapiens for its direct, advised and bancassurance protection products. The additions to the Sapiens platform include funeral benefits on the life line of business, now in production, and confirmed plans to add its annuity line of business.

Commenting on the client’s latest decision, Roni Al-Dor, Sapiens’ president and CEO, said, “It is always gratifying when an existing client give us that extra vote of confidence by expanding the use of our system. We have established a great partnership with the bank and our teams work extremely well together, keeping the focus on ensuring the bank achieves maximum value from the investment in and use of our technologies.”

Sapiens ALIS is Sapiens’ flagship life solution designed to enable Insurers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the Life, Wealth and Retirement segments. Sapiens life insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology, complemented by the unmatched delivery capabilities that have been synonymous with Sapiens for 30+ years.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com